Pricing Supplement No. Preliminary Pricing Supplement—Subject to Completion (To Prospectus dated April 20, 2009 and Series L Prospectus Supplement dated April 21, 2009) February 4, 2010	Filed Pursuant to Rule 424(b)(2) Registration No. 333-158663

This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933. This pricing supplement is not an offer to sell these notes in any country or jurisdiction where such an offer would not be permitted.

$

Floating Rate Linked Notes, due February [18], 2020, Linked to the Consumer Price Index

•	The notes are our unsecured senior notes.

•	The notes will mature on February [18], 2020. At maturity, you will receive the principal amount of the notes and the applicable final interest payment.

•	Interest will be paid on the [18th] day of each month, beginning March [18], 2010.

•

The annualized interest rate for each monthly interest period will equal the sum of (a) the applicable CPI Inflation Adjustment (as defined below) plus (b) the Spread (as defined below). However, in no event will the annualized interest rate applicable to any interest period be less than 0.00% or greater than 8.00%. We further describe how to determine the interest payable on the notes beginning on page PS-3.

•

As described in more detail below, the CPI Inflation Adjustment will equal the percentage change in the Consumer Price Index (the “CPI”) between (a) the month that is 15 months prior to the month in which the applicable interest period begins and (b) the month that is three months prior to the month in which the applicable interest period begins.

•	The Spread is 2.10%.

•	The notes are issued in minimum denominations of $1,000 and whole multiples of $1,000.

•	The notes will not be listed on any securities exchange.

•

The notes will be offered at varying public offering prices related to prevailing market prices. The public offering price will include accrued interest from February [18], 2010, if settlement occurs after that date.

•	The purchase price of the notes to the selling agent will be % of the principal amount of the notes.

•	The CUSIP number for the notes is .

The notes:

Are Note FDIC Insured	Are Note Bank Guaranteed	May Lose Value

The notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency and involve investment risks. The notes are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-9.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about February [18], 2010 against payment in immediately available funds.

BofA Merrill Lynch

SUMMARY

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand these notes. You should read carefully the entire pricing supplement, prospectus supplement, and prospectus to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks, to determine whether an investment in the notes is appropriate for you. If information in this pricing supplement is inconsistent with the prospectus supplement or prospectus, this pricing supplement will supersede those documents.

Certain capitalized terms used and not defined in this pricing supplement have the meanings ascribed to them in the prospectus supplement and prospectus.

In light of the complexity of the transaction described in this pricing supplement, you are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus. You should rely only on the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling agent is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this pricing supplement, the accompanying prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.

Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Bank of America Corporation.

What are the notes?

The notes are senior unsecured debt securities issued by Bank of America Corporation, and are not guaranteed or insured by the FDIC or secured by collateral. The notes will rank equally with all of our other unsecured senior indebtedness from time to time outstanding, and all payments due on the notes, including the repayment of principal, will be subject to our credit risk. The notes will mature on February [18], 2020. We cannot redeem the notes on any earlier date.

The notes differ from traditional debt securities in that their return will be linked to changes in the CPI (as defined below).

Will you receive interest on the notes?

Yes. The amount of interest due for each interest period will be determined based on a rate equal to the sum of (a) the applicable CPI Inflation Adjustment (as determined by the calculation agent) plus (b) the Spread. However, in no event will the annualized interest rate applicable to any interest period be less than 0.00% or greater than 8.00%. The interest payment for each interest period will be paid on the [18th] day of the applicable month, beginning March [18], 2010.

Interest is computed on the basis of a 360-day year of twelve 30-day months. If any interest payment date or the maturity date of the notes falls on a day that is not a business day (as defined below), we will make the required payment on the next business day, and no additional interest will accrue in respect of the payment made on the next business day.

Are the notes equity or debt securities?

The notes are our senior debt securities. However, these notes differ from traditional debt securities in that they contain a derivative component. The interest that we will pay to you on the notes may be more or less than the rate that we would pay on a conventional fixed-rate or floating-rate debt security with the same maturity. The notes have been designed for investors who are willing to forgo guaranteed market rates of interest on their investment, such as fixed or floating interest rates paid on conventional non-callable debt securities.

Will you receive your principal at maturity?

Yes. If you hold the notes until maturity, you will receive the principal amount and any accrued but unpaid interest on the notes, subject to our credit risk. See “Risk Factors—Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.” However, if you sell the notes prior to maturity, you may find that the market value of the notes may be less than the principal amount of the notes.

How will the monthly rate of interest on the notes be determined?

The calculation agent will determine the applicable interest rate for each monthly interest period using the following formula:

Interest Rate = CPI Inflation Adjustment + Spread

In no event will the annualized interest rate applicable to any interest period be less than 0.00% or greater than 8.00%.

The CPI Inflation Adjustment for each interest period will be determined by the calculation agent using the following formula and then expressed as a percentage:

CPI Inflation Adjustment =	(	CPIA CPIB	–	1)

“CPIA” means the level of the CPI first published by the Bureau of Labor Statistics of the U.S. Department of Labor (the “BLS,” or the “Index Sponsor,” without regard to any subsequent corrections or revisions to that first published level) for the month that is three calendar months prior to the month in which the relevant interest period begins. For example, CPIA for the interest to be paid in January of each year will be the CPI for September of the previous year.

“CPIB” means the level of the CPI first published by the Index Sponsor (without regard to any subsequent corrections or revisions of that first published level) for the month that is 15 calendar months prior to the month in which the relevant interest period begins. For example, CPIB for the interest to be paid in January of each year will be the CPI for September of two years prior.

The CPI Inflation Adjustment will be rounded to the nearest one-hundred thousandth of a percent.

The Spread is 2.10%.

What does the CPI measure?

The CPI is the non-revised index of Consumer Prices for All Urban Consumers before seasonal adjustment (CPI-U NSA) published by the BLS. The CPI is a measure of the prices paid by urban consumers in the U.S. for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, drugs, and charges for doctor and dentist services. In calculating the CPI, prices for the various items are averaged together with weights that represent their importance in the spending of urban households in the U.S. The BLS periodically updates the contents of the market basket of goods and services and the weights assigned to the various items to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.000. The base reference period for the CPI is the 1982-1984 average. The CPI for a particular calendar month is published during the following month.

What have been the historic levels of the CPI?

There have been periods of volatility in the CPI, and such volatility may occur in the future. The table on page PS-18 shows the monthly levels of the CPI since January 2000. However, it is not possible to accurately predict the levels of the CPI or the performance of the notes in the future. Past levels of the CPI are not necessarily indicative of future levels for any other period.

How will you be able to find the level of the CPI?

You can obtain the level of the CPI from the Bloomberg® website, www.bloomberg.com, under the symbol “CPURNSA <Index>”, or from the BLS’s internet website at www.bls.gov/cpi/home.htm. Please note that the information that may be included in these websites is not part of, nor should it be deemed to be incorporated into, this pricing supplement.

Examples: Below are three examples of the calculation of the annualized interest rate payable on March [18], 2011 for the notes. The CPI for November 2009 (the CPIB) was 216.330. These examples are for purposes of illustration only. The actual annualized interest rate to be applied in calculating the interest payable on the notes for each interest period will depend on the actual levels of the CPI for the relevant months.

Example 1: In this example, suppose the hypothetical CPI for November 2010 (the CPIA) is 205.387, which is less than CPIB. The hypothetical annualized rate of interest for the interest payment to be made on March [18], 2011 would be:

=	[	(205.387)	– 1	]	+ 2.10%
216.330

= -5.05848% + 2.10%

= -2.95848

Because the annualized interest rate applicable to any interest period may not be less than 0.00%, the hypothetical interest rate for the monthly interest period in this example would be equal to 0.00%.

Example 2: In this example, suppose the hypothetical CPI for November 2010 (the CPIA) is 228.595. The hypothetical annualized rate of interest for the interest payment to be made on March [18], 2011 would be:

=	[	(228.595)	– 1	]	+ 2.10%
216.330

= 5.66958% + 2.10%

= 7.76958%

Example 3: In this example, suppose the hypothetical CPI for November 2010 (the CPIA) is 230.934. The hypothetical annualized rate of interest for the interest payment to be made on March [18], 2011 would be:

=	[	(230.934)	– 1	]	+ 2.10%
216.330

= 6.75080% + 2.10%

= 8.85080%

Because the annualized interest rate applicable to any interest period may not be greater than 8.00%, the hypothetical interest rate for the monthly interest period in this example would be equal to 8.00%.

Who will determine the interest rate applicable to each interest amount?

A calculation agent will make all the calculations associated with determining each interest payment. We have appointed our subsidiary, Merrill Lynch Capital Services, Inc. (“MLCS”), to act as calculation agent for the notes. See the section entitled “Description of the Notes—Role of the Calculation Agent.”

Who is the selling agent for the notes?

Merrill Lynch, Pierce, Fenner & Smith (“MLPF&S”) is acting as our selling agent in connection with this offering and will be compensated based on the total principal amount of notes sold. In this capacity, the selling agent is not your fiduciary or advisor, and you should not rely upon any communication from MLPF&S in connection with the notes as investment advice or a recommendation to purchase the notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

How are the notes being offered?

We have registered the notes with the SEC in the United States. However, we are not registering the notes for public distribution in any jurisdiction other than the United States. The selling agent may solicit offers to purchase the notes from non-U.S. investors in reliance on available private placement exemptions. See the section entitled “Supplemental Plan of Distribution—Selling Restrictions” in the prospectus supplement.

How are the notes treated for U.S. federal income tax purposes?

We intend to treat the notes as “variable rate debt instruments.” If you are a Non-U.S. Holder, payments on the notes generally will not be subject to U.S. federal income or withholding tax, as long as you provide us with the required completed tax forms. See the section entitled “U.S. Federal Income Tax Summary.”

See the section entitled “U.S. Federal Income Tax Summary.”

Will the notes be listed on an exchange?

No. The notes will not be listed on any securities exchange, and a market for them may never develop.

Does ERISA impose any limitations on purchases of the notes?

Yes. An employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 (commonly referred to as “ERISA”) or a plan that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended, or the “Code,” including individual retirement accounts, individual retirement annuities or Keogh plans, or any entity the assets of which are deemed to be “plan assets” under the ERISA regulations, should not purchase, hold, or dispose of the notes unless that plan or entity has determined that its purchase, holding, or disposition of the notes will not constitute a prohibited transaction under ERISA or Section 4975 of the Code.

Any plan or entity purchasing the notes will be deemed to be representing that it has made such determination, or that a prohibited transaction class exemption (“PTCE”) or other statutory or administrative exemption exists and can be relied upon by such plan or entity. See the section entitled “ERISA Considerations.”

Are there any risks associated with your investment?

Yes. An investment in the notes is subject to risk. Please refer to the section entitled “Risk Factors” on the next page of this pricing supplement and page S-4 of the attached prospectus supplement.

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

The interest rate on the notes may vary significantly for each interest period and may be 0.00%. The interest rate on the notes for each monthly interest period will be based on an annualized rate equal to the sum of (a) the applicable CPI Inflation Adjustment plus (b) the Spread. If there is a year-over-year decrease in the CPI, the applicable interest rate for that period may equal 0.00%.

The interest rate on the notes is capped. The interest rate payable during any monthly interest period will be limited to 8.00% per annum. Accordingly, a holder of the notes will not benefit from any increase in the CPI that is above 5.90%, which is the difference between 8.00% and the 2.10% spread.

Your yield may be less than the yield on a conventional debt security of comparable maturity. It is possible that the annualized rate of interest for any interest period will not be greater than 0.00%. If the CPI Inflation Adjustment is less than -2.10% as to any monthly interest period, the annualized interest rate for that interest period will be equal to 0.00%. Even if the CPI Inflation Adjustment is greater than -2.10%, the resulting interest rate may be less than returns otherwise payable on other debt securities with similar maturities. In addition, while increases in the levels of the CPI will increase the monthly rate of interest payable on the notes, changes in these levels will not increase the principal amount payable to you at maturity.

You must rely on your own evaluation of the merits of an investment linked to the CPI. In the ordinary course of their businesses, our affiliates, from time to time, may express views on expected movements in the CPI. One or more of our affiliates have published, and in the future may publish, research reports that express views on the CPI. However, these views are subject to change from time to time. Moreover, other professionals who deal in the markets at any time may have significantly different views from those of our affiliates. You are encouraged to derive information concerning the CPI from multiple sources, and you should not rely on views expressed by our affiliates.

Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes. The notes are our senior unsecured debt securities. As a result, your receipt of the interest payments on the notes and the repayment of principal at maturity is dependent upon our ability to repay our obligations on the applicable payment date. This will be the case even if the CPI increases after the pricing date. No assurance can be given as to what our financial condition will be at any time during the term of the notes or on the maturity date.

In addition, our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated changes in our credit ratings prior to the maturity date of the notes may affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the CPI, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

In seeking to provide you with what we believe to be commercially reasonable terms for the notes, we have considered the costs of developing, hedging, and distributing the notes. In determining the economic terms of the notes, and consequently the potential return on the notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging, and offering the notes. In structuring the economic terms of the notes, we seek to provide you with what we believe to be commercially reasonable terms. The price, if any, at which you could sell your notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the notes, namely the costs associated with the notes, and compensation for developing and hedging the notes. The quoted price of any of our affiliates for the notes could be higher or lower than the original offering price.

Assuming there is no change in the CPI after the pricing date and no change in market conditions or any other relevant factors, the price (exclusive of accrued interest), if any, at which the selling agent or another purchaser might be willing to purchase your notes in a secondary market transaction is expected to be lower than the original offering price. This is due to, among other things, the fact that the original offering price includes, and secondary market prices are likely to exclude, the development and hedging costs associated with the notes.

We cannot assure you that a trading market for the notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in the secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors, including the CPI. The number of potential buyers of the notes in any secondary market may be limited. We anticipate that the selling agent will act as a market-maker for the notes, but it is not required to do so. The selling agent may discontinue its market-making activities as to the notes at any time. To the extent that the selling agent engages in any market-making activities, it may bid for or offer the notes. Any price at which the selling agent may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time the selling agent were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

The BLS, as sponsor of the CPI, may adjust the calculation of the CPI in a way that affects its value, and the BLS has no obligation to consider your interests. There can be no assurance that the BLS will not change the method by which it calculates the CPI in a way that reduces the level of the CPI. Similarly, the BLS may alter, discontinue, or suspend calculation or dissemination of the CPI. Any of these actions could adversely affect the value of the notes. The BLS will have no obligation to consider your interests in calculating or revising the CPI.

If you attempt to sell the notes prior to maturity, the market value of the notes, if any, may be less than the principal amount of the notes. Unlike savings accounts, certificates of deposit, and other similar investment products, you have no right to redeem the notes prior to maturity. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell the notes. At that time, there may be a very illiquid market for the notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may affect the market value of the notes, some of which, but not all, are stated below. Some of these factors interrelate in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe the anticipated impact on the market value of the notes given a change in a specific factor, assuming all other conditions remain constant.

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The Level of the CPI. We expect that the market value of the notes will depend substantially on the amount by which the levels of the CPI are expected to exceed or not exceed its levels in a previous year. If you sell your notes when the levels or expected levels of the CPI are less than, or expected to be less than, its levels in the previous year (for example, in a period of deflation), or are not, or are expected to not be, sufficiently in excess of the previous year’s levels to result in the applicable monthly interest rate equaling or exceeding market interest rates (as compared to traditional interest-bearing debt securities), you may receive less than the principal amount that would be payable at maturity because of the expectation that the levels of the CPI will remain at levels that result in insufficient interest being payable on the notes. However, as the level of the CPI increases or decreases, the market value of the notes is not expected to increase or decrease at the same rate.

•

Volatility of the CPI. Volatility is the term used to describe the size and frequency of market fluctuations. During recent periods, the level of the CPI has had periods of volatility. The volatility of the level of the CPI during the term of the notes may vary. Increases or decreases in the volatility of the CPI may have an adverse impact on the market value of the notes.

•

Economic and Other Conditions Generally. The general economic conditions of the capital markets, as well as geopolitical conditions and other financial, political, regulatory, geographical, agricultural, and judicial events that affect the markets generally, may affect the levels of the CPI and the market value of the notes.

Consumer prices may change unpredictably, affecting the level of the CPI and the market value of the notes in unforeseeable ways. Market prices of the consumer items underlying the CPI may fluctuate based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; technological developments; and changes in interest rates. These factors may affect the level of the CPI and the market value of the notes in varying ways, and different factors may cause the level of the CPI to move in inconsistent directions at inconsistent rates.

Hedging activities may affect the market value of the notes. Hedging activities that we or one or more of our affiliates, including the selling agent, may engage in may increase or decrease the market value of the notes prior to maturity. In addition, we or one or more of our affiliates, including the selling agent, may purchase or otherwise acquire a long or short position in the notes. We or any of our affiliates, including the selling agent, may hold or resell the notes. We cannot assure you that these activities will not affect the market value of the notes prior to maturity.

Our trading and hedging activities may create conflicts of interest with you. We or one or more of our affiliates, including the selling agent, may issue, or our affiliates may underwrite, other financial instruments with returns linked to the CPI. These trading and underwriting activities could be adverse to your investment in the notes. In addition, we expect to enter into an arrangement or arrangements with one or more of our affiliates to hedge the market risks associated with our obligation to pay the amounts due under the notes. Our affiliates expect to make a profit in connection with this arrangement. We do not intend to seek competitive bids for this arrangement from unaffiliated parties.

We or our affiliates may enter into these transactions on or prior to the pricing date, in order to hedge some or all of our anticipated obligations under the notes.

In addition, from time to time during the term of the notes and in connection with the determinations to be made for each monthly interest period, we or our affiliates may enter into additional hedging transactions or adjust or close out existing hedging transactions. We or our affiliates also may enter into hedging transactions relating to other notes or instruments that we issue, some of which may have returns calculated in a manner related to that of the notes. We or our affiliates will price these hedging transactions with the intent to realize a profit, considering the risks inherent in these hedging activities, whether the market value of the notes increases or decreases. However, these hedging activities may result in a profit that is more or less than initially expected, or could result in a loss.

These trading activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions for our other customers, and in accounts under our management. These trading activities, if they influence secondary trading in the notes, could be adverse to your interests as a beneficial owner of the notes.

There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent. Our subsidiary, MLCS, will be the calculation agent for the notes and, as such, will determine the CPI Inflation Adjustment and the interest rate applicable to each interest period. Under some circumstances, these duties could result in a conflict of interest between MLCS status as our subsidiary and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with judgments that it would be required to make if the publication of the CPI is discontinued. See the section entitled “Description of the Notes—Discontinuance of the CPI; Alteration of Method of Calculation.” The calculation agent will be required to carry out its duties in good faith and using its reasonable judgment. However, because we expect to control the calculation agent, potential conflicts of interest could arise.

USE OF PROCEEDS

We will use the net proceeds we receive from the sale of the notes for the purposes described in the accompanying prospectus under “Use of Proceeds.” In addition, we expect that we or our affiliates will use a portion of the net proceeds to hedge our obligations under the notes.

DESCRIPTION OF THE NOTES

General

The notes are part of a series of medium-term notes entitled “Medium-Term Notes, Series L” issued under the Senior Indenture, as amended and supplemented from time to time. The Senior Indenture is described more fully in the accompanying prospectus supplement and prospectus. The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this pricing supplement.

The notes are issued in denominations of $1,000. The notes will mature on February [18], 2020. We cannot redeem the notes on any earlier date.

Prior to maturity, the notes are not redeemable by us or repayable at your option. The notes are not subject to any sinking fund.

The notes will be issued in book-entry form only.

Interest

Starting on the interest payment date occurring on March [18], 2010, the calculation agent will determine the applicable CPI Inflation Adjustment for each interest period. The annualized interest rate for each interest period will equal the sum of (a) the applicable CPI Inflation Adjustment plus (b) the Spread. However, in no event will the annualized interest rate applicable to any interest period be less than 0.00% or greater than 8.00%.

Each interest payment due for a monthly interest period will be paid in arrears on the [18th] day of each calendar month, beginning March [18], 2010, and ending on the maturity date. Interest will be calculated on the basis of a 360-day year of twelve 30-day months. Each monthly interest period (other than the first monthly interest period from, and including, the original date of the issuance of the notes to, but excluding, March [18], 2010) will commence on, and will include, and interest payment and will extend to, but exclude, the next succeeding interest payment date of the maturity date, as applicable. If any interest payment date, including the maturity date of the notes, falls on a day that is not a business day, no adjustment will be made to the length of the corresponding monthly interest period; however, we will make the required interest payment date on the next business day and no additional interest will accrue in respect of the payment made on the next business day.

For as long as the notes are held in book-entry only form, the record date for each payment of interest will be the business day prior to the payment date. If the notes are issued at any time in a form that is other than book-entry only, the regular record date for an interest payment date will be the last day of the calendar month preceding that interest payment date.

A “business day” means any day other than a day on which banking institutions in New York, New York are authorized or required by law, regulation, or executive order to close or a day on which transactions in U.S. dollars are not conducted.

The relevant CPI Inflation Adjustment will be determined by the calculation agent using the following formula and then expressed as a percentage:

CPI Inflation Adjustment =	(	CPIA CPIB	–	1)

CPIA means the level of the CPI first published by the Index Sponsor (without regard to any subsequent corrections or revisions to that first published level) for the month that is three calendar months prior to the month in which the relevant interest period begins. For example, CPIA for the interest to be paid in January of each year will be the CPI for September of the previous year.

CPIB means the level of the CPI first published by the Index Sponsor (without regard to any subsequent corrections or revisions of that first published level) for the month that is 15 calendar months prior to the month in which the relevant interest period begins. For example, CPIB for the interest to be paid in January of each year will be the CPI for September of two years prior.

The Spread is 2.10%.

The interest rate for the first interest period is 3.93830%, which represents:

(216.330	– 1)	+ Spread
212.425

= (1.83830%) + 2.10%

= 3.93830%

This calculation is based on the published CPI levels for November 2009 (216.330) and November 2008 (212.425).

The interest rate for the second interest period is 4.82133%, which represents:

(215.949	– 1)	+ Spread
210.228

= (1.83830%) + 2.10%

= 4.82133%

This calculation is based on the published CPI levels for December 2009 (215.949) and December 2008 (210.228). The interest rate payable on the notes in future interest periods may be higher or lower than the rates in the first two interest periods.

Payment at Maturity

At maturity, you will be paid the principal amount of the notes and the final monthly interest payment on the notes, subject to our creditworthiness.

The notes are principal protected. Regardless of the amounts of the interest payable in each interest period during the term of the notes, you will receive your principal amount at maturity, assuming that we are otherwise able to pay our debts on the maturity date.

Discontinuance of the CPI; Alteration of Method of Calculation

If the CPI is permanently cancelled or is not calculated and announced by the BLS but (a) is calculated and announced by a successor sponsor (the “Successor Sponsor”) acceptable to the calculation agent or (b) is replaced by a successor index (the “Successor Index”) using, in the determination of the calculation agent, the same or a substantially similar or otherwise appropriate formula for and method of calculation as used in the calculation of the CPI, then the CPI for purposes of the notes will be deemed to be replaced by the index so calculated and announced by that Successor Sponsor or that Successor Index, as the case may be. If the calculation agent selects a Successor Index, the calculation agent will cause written notice to be promptly furnished to the trustee, to us, and to the holders of the notes.

If the CPI is rebased or similarly adjusted at any time (as rebased or adjusted, the “Rebased Index”), the calculation agent will determine the CPI and the monthly interest rates using the Rebased Index.

If the CPI is permanently cancelled or is not calculated and announced by a Successor Sponsor or replaced by a Successor Index, then the calculation agent will notify the trustee, us and the holders of the notes and will calculate the appropriate levels of the CPI in a commercially reasonable manner.

Notwithstanding these alternative arrangements, discontinuance of the publication of the CPI may adversely affect trading in the notes.

Role of the Calculation Agent

The calculation agent has the sole discretion to make all determinations regarding the notes, including determinations regarding the amount of each monthly CPI Inflation Adjustment and each interest payment, Successor Indices, Rebased Indices, and business days. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

We have initially appointed our subsidiary, MLCS, as the calculation agent, but we may change the calculation agent at any time without notifying you.

Same-Day Settlement and Payment

The notes will be delivered in book-entry form only through The Depository Trust Company against payment by purchasers of the notes in immediately available funds. We will make payments of the principal amount and each interest payment in immediately available funds so long as the notes are maintained in book-entry form.

Events of Default

If an event of default, as defined in the Senior Indenture, with respect to the notes occurs and is continuing, you will be entitled to receive only your principal amount, and accrued and unpaid interest, if any, through the acceleration date. In case of a default in payment of the notes, whether at their maturity or upon acceleration, the notes will not bear a default interest rate.

Listing

The notes will not be listed on any securities exchange.

THE CONSUMER PRICE INDEX

General

We have obtained all information regarding the CPI contained in this pricing supplement, including its make-up, method of calculation and changes in its components, from publicly available sources. This information reflects the policies of, and is subject to change by, the BLS. The BLS is not involved in the offering of the notes in any way and has no obligation to consider your interests as a holder of the notes. The BLS has no obligation to continue to publish the CPI, and may discontinue publication of the CPI at any time in its sole discretion. The consequences of the BLS discontinuing publication of the CPI are described in the section entitled “Description of the Notes—Discontinuance of the CPI; Alteration of Method of Calculation.” None of us, the calculation agent, or the selling agent assumes any responsibility for the calculation, maintenance, or publication of the CPI or any successor index, or the accuracy or completeness of any information relating to the CPI.

The CPI for purposes of the notes is the non-revised index of Consumer Prices for All Urban Consumers before seasonal adjustment, which is published monthly by the BLS. The BLS makes the majority of its consumer price index data and press releases publicly available immediately at the time of release. The CPI is published by the BLS on its internet website www.bls.gov/cpi/home.htm, and is currently available only for reference purposes on the Bloomberg® website, www.bloomberg.com, under the symbol “CPURNSA <Index>”. A schedule of the dates for upcoming releases of the CPI may be found at the Index Sponsor’s internet website at http://www.bls.gov/schedule/schedule/by_prog/cpi_sched.htm. Please note that the information that may be included in these websites is not part of, nor should it be deemed to be incorporated into, this pricing supplement.

The CPI is a measure of prices paid by urban consumers in the U.S. for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, drugs, and charges for doctor and dentist services. User fees (such as water and sewer service) and sales and excise taxes paid by the consumer are included in determining consumer prices. Income taxes and investment items such as stocks, bonds, and life insurance are not included. The CPI includes expenditures by urban wage earners and clerical workers, professional, managerial and technical workers, the self-employed, short-term workers, the unemployed, retirees, and others not in the labor force. In calculating the CPI, prices for the various items are averaged together with weights that represent their importance in the spending of urban households in the U.S. The BLS periodically updates the contents of the market basket of goods and services and the weights assigned to the various items to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.000. The base reference period for the CPI is the 1982-1984 average. The CPI for a particular calendar month is published during the following month.

Historical Levels of the CPI

Historical levels of the CPI are not an indication of the future levels of the CPI during the term of the notes. In the past, the CPI has experienced periods of volatility, and such volatility may occur in the future. Fluctuations and trends in the level of the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Holders of the notes will receive interest payments that will be affected by changes in the level of the CPI, and those changes may be significant.

The following table shows the historical monthly levels of the CPI from January 2000 through December 2009, as reported by the Index Sponsor and published on the Bloomberg® website, www.bloomberg.com, under the symbol “CPURNSA <Index>”, as well as the percentage change of each monthly CPI level as compared to the CPI level of the prior year. We do not make any representation or warranty as to the accuracy or completeness of the CPI data in the table below.

Monthly Levels of the CPI and Year–Over-Year Percentage Changes in the Level of the CPI

	2000		2001		2002		2003		2004
	Level	Growth	Level	Growth	Level	Growth	Level	Growth	Level	Growth
January	168.800	2.73889%	175.100	3.73223%	177.100	1.14220%	181.700	2.59740%	185.200	1.92625%
February	169.800	3.22188%	175.800	3.53357%	177.800	1.13766%	183.100	2.98088%	186.200	1.69306%
March	171.200	3.75758%	176.200	2.92056%	178.800	1.47560%	184.200	3.02013%	187.400	1.73724%
April	171.300	3.06859%	176.900	3.26912%	179.800	1.63934%	183.800	2.22469%	188.000	2.28509%
May	171.500	3.18893%	177.700	3.61516%	179.800	1.18177%	183.500	2.05784%	189.100	3.05177%
June	172.400	3.73045%	178.000	3.24826%	179.900	1.06742%	183.700	2.11228%	189.700	3.26619%
July	172.800	3.65927%	177.500	2.71991%	180.100	1.46479%	183.900	2.10994%	189.400	2.99076%
August	172.800	3.41113%	177.500	2.71991%	180.700	1.80282%	184.600	2.15827%	189.500	2.65439%
September	173.700	3.45444%	178.300	2.64824%	181.000	1.51430%	185.200	2.32044%	189.900	2.53780%
October	174.000	3.44828%	177.700	2.12644%	181.300	2.02589%	185.000	2.04082%	190.900	3.18919%
November	174.100	3.44623%	177.400	1.89546%	181.300	2.19842%	184.500	1.76503%	191.000	3.52304%
December	174.000	3.38681%	176.700	1.55172%	180.900	2.37691%	184.300	1.87949%	190.300	3.25556%

	2005		2006		2007		2008		2009
	Level	Growth	Level	Growth	Level	Growth	Level	Growth	Level	Growth
January	190.700	2.96976%	198.300	3.98532%	202.416	2.07564%	211.080	4.28029%	211.143	0.02985%
February	191.800	3.00752%	198.700	3.59750%	203.499	2.41520%	211.693	4.02656%	212.193	0.23619%
March	193.300	3.14835%	199.800	3.36265%	205.352	2.77878%	213.528	3.98146%	212.709	-0.38356%
April	194.600	3.51064%	201.500	3.54573%	206.686	2.57370%	214.823	3.93689%	213.240	-0.73689%
May	194.400	2.80275%	202.500	4.16667%	207.949	2.69086%	216.632	4.17554%	213.856	-1.28144%
June	194.500	2.53031%	202.900	4.31877%	208.352	2.68704%	218.815	5.02179%	215.693	-1.42678%
July	195.400	3.16790%	203.500	4.14534%	208.299	2.35823%	219.964	5.60012%	215.351	-2.09716%
August	196.400	3.64116%	203.900	3.81874%	207.917	1.97008%	219.086	5.37186%	215.834	-1.48435%
September	198.800	4.68668%	202.900	2.06237%	208.490	2.75505%	218.783	4.93693%	215.969	-1.28621%
October	199.200	4.34783%	201.800	1.30522%	208.936	3.53617%	216.573	3.65519%	216.177	-0.18285%
November	197.600	3.45550%	201.500	1.97368%	210.177	4.30620%	212.425	1.06957%	216.330	1.83830%
December	196.800	3.41566%	201.800	2.54065%	210.036	4.08127%	210.228	0.09141%	215.949	2.72133%

The following graph sets forth, for the period from December 1989 to December 2009:

•	the percentage change of the CPI for each calendar month, as compared to the same month in the prior fiscal year; and

•	the percentage change described above added to the Spread of 2.10% and adjusted to reflect the minimum payable interest rate of 0.00% and the maximum payable interest rate of 8.00%.

This graph is intended to demonstrate the impact of changes to the CPI and the impact of the Spread of 2.10%, the minimum interest rate of 0.00% and the maximum interest rate of 8.00%. However, this graph is for purposes of illustration only. The actual interest rate on the notes for each interest period will depend on the actual levels of the CPI in the applicable calendar months.

Before investing in the notes, you should consult publicly available sources for the levels of the CPI.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Our broker-dealer subsidiary, MLPF&S, will act as our selling agent in connection with the offering of the notes. The selling agent is a party to the Distribution Agreement described in the “Supplemental Plan of Distribution” on page S-12 of the accompanying prospectus supplement.

The notes will be offered at varying prices related to prevailing market prices. The purchase price of the notes to the selling agent will be the price set forth on the cover page of this pricing supplement. You must have an account with the selling agent to purchase the notes.

The selling agent is a member of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)). Accordingly, the offering of the notes will conform to the requirements of NASD Rule 2720.

The selling agent is not acting as your fiduciary or advisor, and you should not rely upon any communication from the selling agent in connection with the notes as investment advice or a recommendation to purchase notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement. See “Supplemental Plan of Distribution” on page S-12 of the accompanying prospectus supplement.

If you place an order to purchase these offered securities, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter in connection with this offering and will receive underwriting compensation from us.

The selling agent and any of our other broker-dealer affiliates may use this pricing supplement, and the accompanying prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. The selling agent may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary is not complete and is subject to the qualifications and limitations set forth in the discussion under “U.S. Federal Income Tax Considerations” beginning on page 60 of the attached prospectus, which you should carefully review prior to investing in the notes. For a discussion of the U.S. federal income tax consequences of an investment in the notes, please see the section “U.S. Federal Income Tax Considerations—Taxation of Debt Securities” in the attached prospectus. For purposes of that discussion, we intend to treat the notes as “variable rate debt securities” that qualify for treatment as “variable rate debt instruments.”

Under the characterization described above, interest on a note generally will be included in the income of a U.S. Holder as ordinary income at the time it is accrued or is received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Upon a sale or other disposition of a note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale or disposition (except to the extent attributable to accrued but unpaid interest) and the U.S. Holder’s tax basis in the note. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the note has been held for more than one year at the time of its sale or disposition. The deductibility of capital losses is subject to limitations.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing, or other employee benefit plan subject to ERISA (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Code, with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MLPF&S or any of our other affiliates is a party in interest, unless the notes are acquired under an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various PTCEs issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding, or disposition of the notes. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held, or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding, or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding, or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with plan assets of any Plan or with any assets of a governmental, church, or foreign plan that is subject to any federal, state, local, or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding, and disposition are eligible for exemptive relief or such purchase, holding, and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church, or foreign plan, any substantially similar federal, state, local, or foreign law).

The fiduciary investment considerations summarized above generally apply to employee benefit plans maintained by private-sector employers and to individual retirement accounts and other arrangements subject to Section 4975 of the Code, but generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), and foreign plans (as described in Section 4(b)(4) of ERISA). However, these other plans may be subject to similar provisions under applicable federal, state, local, foreign, or other regulations, rules, or laws (“similar laws”). The fiduciaries of plans subject to similar laws should also consider the foregoing issues in general terms as well as any further issues arising under the applicable similar laws.

Purchasers of the notes have exclusive responsibility for ensuring that their purchase, holding, and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

This discussion is a general summary of some of the rules which apply to benefit plans and their related investment vehicles. This summary does not include all of the investment considerations relevant to Plans and other benefit plan investors such as governmental, church, and foreign plans and should not be construed as legal advice or a legal opinion. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan or other benefit plan investor consult with their legal counsel prior to directing any such purchase.